                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13D-2-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. _)

                         WPCS International Incorporated
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    92931L203
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 800
                              LOS ANGELES, CA 90025
                                 (310) 966-1444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 11, 2010
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 92931L203                    13D                                Page 2


--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Partners, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
 NUMBER OF          146,444
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           146,444
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     146,444
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.1%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------

_____________
(1) Based on 6,942,266 shares of common stock of WPCS International Inc. (the "Issuer") outstanding as of December 10, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 31, 2009, filed with the Securities and Exchange Commission on December 15, 2009.

CUSIP No. 92931L203                    13D                                Page 3


--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Management LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         389,444(2)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           389,444(2)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     389,444(2)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.6%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IA
--------------------------------------------------------------------------------

______________
(2) Because Riley Investment Management LLC has sole investment and voting power over 146,444 shares of common stock held by Riley Investment Partners, L.P. and 243,000 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

CUSIP No. 92931L203                    13D                                Page 4

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     B. Riley & Co., LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         93,099
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           93,099
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     93,099
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     1.3%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     BD
--------------------------------------------------------------------------------

CUSIP No. 92931L203                    13D                                Page 5

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bryant R. Riley
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         482,543(3)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           482,543(3)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     482,543(3)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.0%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

_________________
(3) Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners, L.P. and certain managed accounts of its investment advisory clients, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions Riley Investment Management LLC, Mr. Riley may be deemed to have beneficial ownership of the 146,444 of common stock held by Riley Investment Partners, L.P., and 389,444 shares held in managed accounts by its investment advisory clients. Includes 93,099 shares held by B. Riley & Co., LLC over which Mr. Riley has sole voting and dispositive power. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

CUSIP No. 92931L203                    13D                                Page 6


ITEM 1. SECURITY AND ISSUER.

        Common Stock of
        WPCS International Inc. (the "ISSUER")
        One East Uwchlan Avenue
        Suite 301
        Exton, Pennsylvania 19341


ITEM 2. IDENTITY AND BACKGROUND.

        (a) (i) Riley Investment Partners, L.P. (Delaware limited partnership);
            (ii) Riley Investment Management LLC (Delaware limited liability company);
            (iii) B. Riley & Co., LLC (Delaware limited liability company); and
            (iv)  Bryant Riley (individual residing in California).
        (b) Address of Principal Business Office:
            11100 Santa Monica Blvd.
            Suite 800
            Los Angeles, CA 90025
        (c) Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), a California registered investment adviser. RIM is the investment Adviser to and general partner of Riley Investment Partners, L.P. ("RIP"). RIM is the investment advisor to other clients pursuant to investment advisory agreements. Mr. Riley is the sole indirect equity holder and Chairman of B. Riley & Co., LLC ("BRC").
        (d) N/A
        (e) N/A
        (f) United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares owned by Riley Investment Partners, L.P. ("RIP"), by B. Riley & Co., LLC ("BRC"), were acquired with working capital. The shares owned by certain managed accounts of Riley Investment Management LLC ("RIM") and by Mr. Riley were acquired with affiliated funds.

         Each of RIP, RIM and BRC effects purchases of securities primarily through margin accounts maintained for it with prime brokers or other custodians, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers' or custodians' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.


ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons purchased the shares based on the Reporting Persons' belief that the shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons have serious concerns with the five year evergreen employment agreements that the Issuer has entered into with its Chief Executive Officer and Chief Financial Officer. The Reporting Persons believe that the terms of these agreements represent corporate waste and mismanagement by the Issuer's Board of Directors (the "Board"). The Reporting Persons have submitted a books and records request pursuant to Section 220 of the Delaware General Corporation Law in order to obtain information in connection with any potential assertion that such actions constitute a breach of fiduciary duty by the Board.

                                   (continued)

CUSIP No. 92931L203                    13D                                Page 7

         The Reporting Persons intend to review their investments in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares, selling some or all of their shares, engaging in short selling of or any hedging or similar transaction with respect to the shares or changing their intention with respect to any and all matters referred to in Item 4.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) With respect to each Reporting Person, see the responses set forth in Rows 11 and 13 (including the footnotes thereto) on the cover pages hereto.

         (b) See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 (including the footnotes thereto) on the cover pages hereto.

         (c) In the ordinary course of business, BRC may effect transactions in connection with its ordinary course market making activities, as well as for customer transactions. The following table contains the other transactions in the past 60 days:

                                     TRAN                          TRADE
               TYPE                  CODE   QUANTITY    PRICE       DATE
Riley Investment Partners, L.P.        B      146,444     3.00    02/11/2010

Investment Advisory Clients            B      243,000     3.00    02/11/2010

B. Riley & Co., LLC                    B        2,300      3.1    01/28/2010
                                       B          110     3.05    02/02/2010
                                       B        1,120     3.05    02/05/2010
                                      SL        2,400     3.10    02/08/2010
                                       B       34,600     3.02    02/09/2010
                                      SL        6,100   3.1295    02/09/2010
                                       B        6,101     3.02    02/10/2010
                                      SL          100     3.15    02/10/2010
                                       B       15,000     3.02    02/11/2010
                                       B       50,000     3.00    02/11/2010
                                      SL        2,550   3.0549    02/11/2010
                                      SL        2,482     3.09    02/12/2010
                                      SL        2,500     3.09    02/16/2010

         (d) RIM's advisory clients are entitled to any dividends or proceeds paid with respect to stock held by such persons.

         (e)      Not applicable.

CUSIP No. 92931L203                    13D                               Page 8


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The relationships between Mr. Riley, RIM, RIP and BRC are described above under Item 2(c) above. The relationship between RIM and other investment advisory clients is described under Item 2(c) above. See also footnotes (2) and (3) on the cover pages hereto.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2010

                                     Riley Investment Partners, L.P.
                                     By: Riley Investment Management LLC, its
                                         General Partner

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member

                                     Riley Investment Management LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     B. Riley & Co, LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Chairman


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley